September 12, 2007

BY FAX AND U.S. MAIL

Timothy E. Wuestenhagen
Senior Policyowner Tax Counsel
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101-2098

> Re: Minnesota Life Individual Variable Universal Life Account
>   Initial Registration Statement on Form N-6
>   <u>File Nos. 333-144604; 811-22093</u>

Dear Mr. Wuestenhagen:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on July 16, 2007. The registration statement received a full review. Based on our review, we have the following comments. (Page numbers refer to the courtesy copy provided by the registrant.)

1. **General Comments:**

   a. Please consider capitalizing defined terms so the reader knows that the terms are defined elsewhere in the prospectus.

   b. Please make section headings easier to differentiate from sub-section headings. (This problem is most prominent in the tax section and subsequent sections.)

   c. Please be sure to update the list of portfolios offered under this contract as well as update the Total Annual Operating Expenses of the Funds (p. 9), the listing of Advisers and Objectives (p. 10), and the Annual Unit Value Credit table (p. 19).

2. **Summary of Benefits and Risks (pp. 1-4)**

   Please revise this section to provide a discussion of the unsuitability of this policy as a short-term savings vehicle, including a discussion as to why, as per item 2(b) of Form N-6.

3. **Fee Tables (pp. 4-8)**

   a. Please make it clear that the Guaranteed Charge is the maximum charge that can be imposed on policy owners.

    b. Note 8 to the Cash Extra charge states that the charge does not apply to "most policies". The chart notes that a charge applies to a 40-year-old male in standard, non-tobacco risk class. Please reconcile the apparent discrepancy supplementally.

4. Total Annual Operating Expenses of the Funds (p. 9)

    a. Please confirm supplementally that the table reflects gross operating expenses.

    b. Please confirm supplementally that the table reflects, as necessary, all indirect fees and expenses for any underlying fund in which a portfolio invests (*i.e.,* acquired fund fees and expenses). Please also note that any individual table relating to portfolio expenses must explicitly list any such fees and expenses as required by Item 3, instr. 4(f) of Form N-6.

    c. Please be aware that any table showing individual portfolio expenses is considered disclosure relating responding to Form N-6, item 3, instr. 4(f). As such, the table currently on page 19 must be presented before disclosure responding to form items other than 2 & 3, as per general instruction 3(a) of Form N-6.

5. Additions, Deletions or Substitutions (p. 15)

The prospectus states that you may remove sub-accounts. Please describe how policy owners are notified as per item 6(c) (3) of Form N-6.

6. Charge for Policy Change (p. 15)

Please make it clear that the $60 charge is the current charge and that the charge may be increased.

7. Policy Premiums (p. 16-17)

    a. Please describe the circumstances when the insured may be covered by a temporary insurance agreement.

    b. The prospectus states that to maintain the policy's status as life insurance under IRC § 7702, you may increase the amount of insurance or return excess accumulation value or premiums. Please disclose the possible tax consequences of a return of accumulation value, as well as the possible increase in charges associated with an increase in the amount of insurance. (*i.e.,* a statement similar to the second paragraph on page 24.) In addition, please clarify that the "amount of insurance" refers to the face amount.

8.   Separate Account Accumulation Value (p. 19)

    a. Please provide a clearer description of the "Annual Unit Value Credit". Be sure to explain what it is, why it is applied, that it is voluntary and can be discontinued at any time, and that it varies by investment option and that not all options provide a credit.

    b. Please explain supplementally what is intended by calling the net operating expenses a "hypothetical" figure. Are the figures different than the actual net expenses for the funds?

    c. Please either revise the table on page 19 to comply with the requirements of item 3 of Form N-6, or delete it.

9. Transfers (p. 21)

Please supplementally explain the circumstance referred to in the last paragraph of this section. In addition, please disclose how long any delay might be. If the delay is for a substantially amount of time, where are the funds held? Finally, please explain the legal basis for the delay in light of section 22 of the Investment Company Act of 1940 and rule 22c-1 thereunder.

10. Telephone Transfers (p. 21)

Please disclose the maximum additional charge for telephone transfers in the fee table.

11. Market Timing and Disruptive Trading (pp. 22-23)

    a. Please disclose the potential assessment by the funds of a redemption fee or any other fees in the Total Annual Operating Expenses of the Funds section on page 9.

    b. Please explain supplementally how a fund can restrict transfers <u>out</u> of a sub-account in compliance with section 22 of the Investment Company Act of 1940.

    c. The prospectus notes that discretion is applied in determining whether activity is considered harmful. Accordingly, please disclose that a consequence of your procedures may be that some market timing activity may proceed while other activity is prohibited.

12. Death Benefit Proceeds (p. 23)

    a. With regard to the third bullet point, please explain supplementally how a premium could be paid after the insured's death.

    b. Please briefly explain what it means to contest the policy or provide a cross-reference to the discussion in the statement of additional information.

    c. Please revise the table at the bottom of page 24, replacing the term "age" with "year" in the Limitation Percentage column.

13. Death Benefit Options

Please describe what is referred to as "supplemental benefits". In addition, do the supplemental benefits change, or is it the charge for the supplemental benefits that change.

14. Changing the Death Benefit Option (p. 28)

Please confirm supplementally that a change in death benefit does not require new evidence of insurability.

15. Policy Loans (p. 29)

a. Please explain supplementally how the insured will know how long this class of policies has been offered for.

b. The prospectus states on page 17 that Policy accumulation value includes collateral held for existing loans. Please clarify that collateral held in the loan account is not available for withdrawal.

16. Policy Loan Repayments (p. 30)

Please make it clear whether additional premiums are considered to be loan repayments or premiums. In addition, please explain whether the insured can choose whether an additional premium is considered a loan repayment. Finally, please state whether loan repayments are subject to a premium charge.

17. Surrender

Please supplementally explain your legal basis for delaying the payment of non-guaranteed funds under section 22(e) of the Investment Company Act of 1940.

18. Partial Surrender (p. 32)

Please supplementally explain your legal basis for disallowing a partial surrender (if it may disqualify the life insurance status of the policy under the IRC) under section 22(e) of the Investment Company Act of 1940.

19. Separate Account Charge (p. 36)

The prospectus reserves the right to charge the contractholder for taxes payable by you with respect to the account or policies. Please provide some description of the circumstances you are contemplating.

20. Supplemental Agreements (p. 37)

a. Please disclose when one can enter into these agreements and whether additional evidence of insurability or other criteria must be met to enter into these agreements.

b. Please provide a more detailed description of the Overloan Protection Agreement, including, when it can be exercised, how long it lasts, and the affect of the agreement on death benefits (i.e. Are back-interest and contract charges deducted from the death benefit?).

21. Voting Rights (p. 43)

Please disclose that as a result of proportional voting, the vote of a small number of contract owners could determine the outcome of a proposal subject to a shareholder vote.

22. Part C - Section 26(f) Representation

Please be sure to include the '33 Act file number of this filing in the representation (or remove the reference to any '33 Act file number).

23. Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

24. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement amendments, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to be at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Michael L. Kosoff
Staff Attorney
Office of Insurance Products